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                                                                    EXHIBIT 23.2



                        CONSENT OF INDEPENDENT AUDITORS


The Board of Directors and Stockholders
America West Airlines, Inc.:

         We consent to the use of our reports dated February 24, 1995, incorporated herein by reference.

         Our reports dated February 24, 1995 contain an explanatory paragraph that states that as discussed in Notes 1 and 2 to the financial statements, on August 25, 1994, America West Airlines, Inc. emerged from bankruptcy. The financial statements of the Reorganized Company reflect the impact of adjustments to reflect the fair value of assets and liabilities under fresh start reporting. As a result, the financial statements of the Reorganized Company are presented on a different basis than those of the Predecessor Company and, therefore, are not comparable in all respects.



                                                KPMG Peat Marwick LLP



Phoenix, Arizona
June 22, 1995